EMI

RECEIVED
2007 JAN 24 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07020537

16th January, 2007.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th January 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 15th January 2007, confirming that Barclays PLC has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2007, held 40,510,547 shares, being 5.06% of the shares in issue;

(b) an announcement, dated 16th January 2007, notifying the market that, in conformity with the Transparency Directive's transitional provision 6, the total number of voting rights in EMI Group plc is 800,015,077; and,

(c) an announcement, dated 16th January 2007, confirming that:

- UBS AG has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, had an interest in 28,542,166 shares, being 3.57% of the shares in issue; and,
- FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, held 54,906,482 shares, being 6.86% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

PROCESSED

JAN 26 2007

THOMSON
FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/10

Regulatory News Service

15th January 2007

EMI GROUP PLC

Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 11th January 2007 and received by mail on 15th January 2007, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2007, had an interest in 40,510,547 shares, being 5.06% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/11

Regulatory News Service

16th January, 2007.

EMI GROUP PLC

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we wish to notify the market that, following the exercise of savings-related share options on 16th January 2007, EMI Group plc's capital has increased to 800,015,077 Ordinary Shares of 14p each. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,015,077.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the FSA's Disclosure and Transparency Rules.

VIA PR NEWSWIRE DISCLOSE

ER 07/12

Regulatory News Service

16th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed:

- in a letter dated and received by fax after the close of business on 15th January 2007, that UBS AG, acting through its business group and certain of its legal entities, increased its holdings such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 28,542,166 shares, being 3.57% of the shares in issue; and,

- by Fidelity Investments International, in a letter dated 15th January 2007 and received by fax on 16th January 2007, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th January 2007, had an interest in 54,906,482 shares, being 6.86% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231